EXHIBIT-99.2P

Neuberger Berman Asia Holdings LLC
1290 Avenue of the Americas
New York, New York 10104-0002

March 24, 2021

Neuberger Berman Next Generation Connectivity Fund Inc.
1290 Avenue of the Americas
New York, New York 10104-0002

Ladies and Gentlemen:

We are writing to confirm the purchase of 5,000 shares of common stock of Neuberger Berman Next Generation Connectivity Fund Inc., which we have purchased from you at a price of $20 per share.  This is to advise you that we have purchased these shares for investment purposes only with no present intention of selling any such shares, and we do not now have any intention of selling any such shares.

Sincerely,

/s/ Leo Anthony Viola
Name:	Leo Anthony Viola
Title:	Treasurer